

April 11, 2012

<u>Via E-mail</u>
Robert Swan
Senior Vice President and Chief Financial Officer
eBay Inc.
2145 Hamilton Avenue
San Jose, CA 95125

      Re: **eBay Inc.**
             Form 10-K for the Fiscal Year Ended December 31, 2011
             Filed January 31, 2012
             File No. 000-24821

Dear Mr. Swan:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2011</u>

<u>Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations, page 53</u>

<u>Results of Operations, page 54</u>

<u>Marketplaces Net Transaction Revenues, page 57</u>

1. We note in your disclosure explaining that the increase in Marketplaces net transaction revenues from 2009 to 2010 was partially offset by the impact of pricing initiatives. Please tell us more about these pricing initiatives and what consideration you gave to including this detail in your disclosure. Additionally, please tell us if these pricing initiatives are a trend that you continue to implement.

Payments Net Transaction Revenues, page 57

2. We note the increase in the number of online merchants offering PayPal as a payment option was a primary driver to the increase in your Merchant Services net TPV (Total Payment Volume). Please tell us the number of online merchants offering PayPal as a payment option for each of the reporting periods presented. Please also tell us what consideration you gave to providing this detail within the filing to provide a frame of reference that allows readers to understand the effects of material changes and events and known material trends and uncertainties arising during the periods being discussed.

Liquidity and Capital Resources, page 62

Off-Balance Sheet Arrangements, page 66

3. We note your disclosure that "Customer balances held as direct claims against PayPal or as an agent or custodian on behalf of our customers are not reflected in our consolidated balance sheet." This statement appears to contradict with the disclosure on page F-11 that "Customer balances held as direct claims against PayPal are included on our consolidated balance sheet. . ." Please clarify this apparent contradiction or revise future filings, as appropriate.

Notes to Consolidated Financial Statements, page F-8

Note 1 – The Company and Summary of Significant Accounting Policies, page F-8

Customer Accounts, page F-11

4. We note your disclosure that based on differences in regulatory requirements and commercial law in the jurisdictions where PayPal operates, the customer balances you hold are either reflected on the consolidated balance sheet as funds receivable and customer accounts with an offsetting liability in funds payable and amounts due to customers, when these funds are considered to be direct claims against Paypal; or, the customer balances are not reflected in the consolidated balance sheet, when these funds are considered to be held as an agent or custodian on behalf of your customer. Please revise to clarify the different regulatory requirements or commercial law that would require the different classification and please provide us the authoritative accounting guidance you relied upon for your current policy.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding our comments. Please contact me at (202) 551-3377 with any other questions.

Sincerely,

/s/ Andrew Mew

Andrew Mew
Accounting Branch Chief

Via E-mail
cc: Phillip DePaul